RELMADA THERAPEUTICS, INC.

880 Third Avenue, 12th Floor

New York, New York 10022

August 19, 2020

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Ms. Deanna Virginio

Re:	Relmada Therapeutics, Inc.
Registration Statement on Form S-3
File No. 333-245054

Ladies and Gentlemen:

Relmada Therapeutics, Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. Eastern time, Friday, August 21, 2020, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Very truly yours,

RELMADA THERAPEUTICS, INC.

By:	/s/ Sergio Traversa
Name: Sergio Traversa
Title: Chief Executive Officer